AMERASIA KHAN ENTERPRISES LTD.

May 2, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Mr. Zafar Hasan
Division of Corporate Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re:         Amerasia Khan Enterprises Ltd.
Registration Statement on Form SB-2
File No. 333-130084

Dear Mr. Hasan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amerasia Khan Enterprises Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 12:00 p.m. Eastern Standard Time on May 8, 2006, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Amerasia Khan Enterprises Ltd.

By:          /s/ Johnny Lee
Johnny Lee
President, CEO & Director

353 West 7th Avenue
Vancouver, BC, Canada, V5Y 1M2- Phone: 604-723-6877